SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 1, 2010 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated October 1, 2010, the Company reported that its Board of Directors called a General and Extraordinary Shareholder’s Meeting to be held on October 29, 2010 at 12:00 pm, Buenos Aires time, at its headquarters at Bolivar 108, 1st floor, Autonomous City of Buenos Aires, to discuss the following agenda:

1. Appointment of two shareholders to sign the minutes of the Shareholders’ Meeting.

2. Consideration of the documentation set forth in Section 234, subsection 1, Law 19,550, for the fiscal year ended 06-30-10.

3. Consideration of duties discharged by the Board of Directors.

4. Consideration of duties discharged by the Supervisory Committee.

5. Discussion and allocation of results for the fiscal year ended 06-30-10, which showed profits in the amount of Ps.334,501,000. Consideration of payment of dividends in cash and/or in kind in an amount of Ps.66,900,000. Delegation of its implementation.

6. Consideration of remuneration payable to Board members for the fiscal year ended 06-30-10 in the amount of Ps.27,790,676- that is, Ps.10,512,344, in excess of the maximum amount equivalent to five per cent (5%) of profits which was increased in compliance with Section 261 of Law 19,550 and the Regulations issued by the Argentine Securities Exchange Commission, by virtue of the proposed amount for allocation of dividends. Delegation of powers into the Board of Directors for the approval of the Audit Committee Budget.

7. Consideration of remuneration payable to the members of the Supervisory Committee for the fiscal year ended 06-30-10.

8. Consideration of the number and appointment of Regular Directors and Alternate Directors, if applicable.

9. Appointment of regular and alternate members of the Supervisory Committee.

10. Appointment of Certifying Accountant for the ensuing fiscal year and determination of amount payable as its remuneration.

11. Update of the Shared Services Agreement report. Authorization of amendments and delegation of powers.

12. Treatment of amounts paid as tax on personal assets of the shareholders.

13. Consideration of an increase in the amount of the Global Note Programme in force in an additional amount of up to U$D 50,000,000 (or the equivalent thereof in other currencies). Delegation of powers to the Board of Directors and approvals.

14. Consideration of the approval of the Prospectus for the merger (fusion por absorcion) of Patagonian Investment S.A. (“PAISA”) into the Company, and spin-off/merger (escision-fusion) between the Company and Inversora Bolívar SA (“IBOSA”) and Palermo Invest SA, (“PISA”). Ratification of the actions taken to date by the Board of Directors of each of the above mentioned companies and/or the attorneys in fact of the Company, PAISA, PISA and IBOSA in regard to the merger and spin-off/merger (fusion y escision-fusion) approved in the shareholders´meeting held on October 29, 2009 adjourned to November 27, 2009 and resumed on such date. Authorizations

15. Ratification of the Delegation of powers to the Board of Directors in regard to the payment of bonus to the Company’s management duly approved in the shareholders’ meeting held on October 29, 2009.

In order to attend the Shareholders’ Meeting, shareholders are required to obtain a certificate evidencing the book-entry shares account maintained by Caja de Valores S.A. and to submit same for purposes of its deposit at Florida 537, 18th Floor, C.A.B.A.(4322-0033) from 10:00 a.m. to 6:00 p.m. not later than October 22, 2010.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: October 6, 2010.